EXHIBIT 99.1


                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

ATS, INC., a Delaware corporation,                :
                                                  :
                              Plaintiff,          :
                                                  :
                  v.                              :
                                                  :
RICHARD A. BACHMANN, JOHN C. BUMGARNER, JR.,      :
JERRY D. CARLISLE, HAROLD D. CARTER, ENOCH L.     :
DAWKINS, NORMAN C. FRANCIS, ROBERT D. GERSHEN,    :       C.A. No. 2374-N
PHILLIP A. GOBE, WILLIAM R. HERRIN, JR.,          :
WILLIAM O. HILTZ, JOHN G. PHILLIPS, ENERGY        :
PARTNERS, LTD., a Delaware corporation, and       :
STONE ENERGY CORPORATION, a Delaware corporation, :
                                                  :
                              Defendants.         :


       AMENDED COMPLAINT FOR INJUNCTIVE AND DECLARATORY RELIEF

         Plaintiff ATS, Inc. ("ATS"), by and through its undersigned attorneys, as and for its Amended Complaint against Defendants Richard A. Bachmann, John C. Bumgarner, Jr., Jerry D. Carlisle, Harold D. Carter, Enoch L. Dawkins, Norman C. Francis, Robert D. Gershen, Phillip A. Gobe, William R. Herrin, Jr., William O. Hiltz, John G. Phillips, Energy Partners, Ltd. ("EPL") and Stone Energy Corporation ("Stone"), alleges, upon knowledge as to its own acts and upon information and belief with respect to all other allegations herein, as follows:

                                  INTRODUCTION

         1. On August 28, 2006, ATS publicly announced that it had made a proposal to acquire EPL for a price of $23.00 per share in cash, and further announced its intention to commence a tender offer for all of the outstanding shares of EPL stock at $23.00 per share in cash (the "ATS Tender Offer"). This represents a 25% premium over the market price for EPL's shares as of the close of trading on the New York Stock Exchange on August 25, 2006.

         2. Both the proposal and the ATS Tender Offer are conditioned on the termination of a June 22, 2006 agreement between EPL and Stone, pursuant to which EPL agreed to acquire all of Stone's outstanding shares of stock for a combination of cash and stock (the "Merger Agreement").

         3. The Merger Agreement contains a number of unlawful termination fee provisions that require EPL to pay Stone a termination fee of approximately 10% of EPL's market capitalization as of the close of trading on the New York Stock Exchange on June 22, 2006 (if the EPL/Stone Merger is not consummated due to a third-party proposal to acquire EPL, such as the ATS Tender Offer).

         4. By the express terms of the Merger Agreement, these provisions were considered by the parties to "constitute FULL SETTLEMENT OF ANY AND ALL LIABILITIES OF [EPL] FOR DAMAGES under this agreement in respect of a termination of this Agreement." (Emphasis added). In other words, these provisions were considered by the parties to comprise liquidated damages provisions. However, given the unreasonable and punitive nature of the amount to be paid by EPL to Stone pursuant to these provisions, they amount to an invalid penalty that violates Delaware law and public policy, and should be declared void.

         5. In addition to the excessive termination fee provisions, the Merger Agreement contains a "non-impairment" provision that, as construed by Stone, impermissibly restricts the EPL board's exercise of its fiduciary duties by prohibiting the EPL board from informing itself about a third-party proposal, or even withdrawing or modifying its recommendation in favor of the Merger Agreement due to a third-party proposal, such as the ATS Tender Offer.

         6. On September 7, EPL filed a complaint against its merger partner, Stone, asking the Court to declare that the non-impairment provision does not prohibit the EPL board of directors from, among other things, informing itself about the terms of the ATS Tender Offer. Specifically, in its complaint, EPL alleges that ATS, in its tender offer documents, disclosed its belief that the non-impairment provision prohibits EPL from discussing the ATS Tender Offer with ATS or its parent company. EPL further alleges that it advised Stone that ATS's interpretation of the non-impairment provision is inconsistent with the plain language of the merger agreement as a whole, and conflicts with the negotiating history and the parties' intent. Stone allegedly disagrees with EPL's interpretation of Section 6.2(e).

         7. By agreeing to the unlawful provisions described above, the members of the EPL board of directors breached their fiduciary duties owed to EPL stockholders.

         8. Under the terms of the ATS Tender Offer, in certain circumstances, if Plaintiff obtains a final, non-appealable judgment on the merits invalidating one or both of the unlawful termination fee provisions in the Merger Agreement, Plaintiff will pay additional consideration to EPL stockholders. Specifically, if the Termination Damages Fee (defined below) is invalidated, Plaintiff will pay an additional $0.50 per share in cash. If the Plains Termination Fee (defined below) is invalidated, Plaintiff will also pay an additional $0.50 per share in cash. Thus, if both of these unlawful provisions are invalidated, Plaintiff will pay an additional $1.00 per share in cash - for a total of $24.00 per share - to EPL stockholders whose shares have been accepted for payment in connection with the ATS Tender Offer.

         9. ATS also intends to solicit consents from other EPL stockholders to remove EPL's board of directors. Pursuant to 8 Del. C. ss. 228, EPL shareholders can achieve this goal by obtaining the written consent of a majority of the outstanding voting shares. In its bylaws, however, EPL has purported to modify this statutory right by imposing a supermajority voting requirement on any actions taken by written consent. This bylaw violates Section 228 of the DGCL, and is invalid under Delaware law. As a result, Defendants' public statements concerning the purported supermajority voting requirement necessary for EPL stockholders to act by written consent are false and misleading.

         10. For these reasons, and as explained further below, Plaintiff seeks declaratory and injunctive relief, and (among other things) respectfully requests that the Court invalidate the unlawful termination fee/damages provisions and "non-impairment" provision in the Merger Agreement. In addition, Plaintiff respectfully requests the Court to invalidate the bylaw purporting to modify the EPL stockholders' statutory right to act by majority written consent.

                                   THE PARTIES

         11. Plaintiff ATS, a holder of EPL stock, is a Delaware corporation with its principal place of business in Covington, Louisiana.

         12. Defendant EPL is a Delaware corporation with its principal place of business in New Orleans, Louisiana.

         13. Defendant Richard A. Bachmann is Chairman and Chief Executive Officer of EPL. Defendants John C. Bumgarner, Jr., Jerry D. Carlisle, Harold D. Carter, Enoch L. Dawkins, Norman C. Francis, Robert D. Gershen, Phillip A. Gobe, William R. Herrin, Jr., William O. Hiltz, and John G. Phillips are also members of the EPL board of directors (together with Bachman, the "Individual Defendants").

         14. Defendant Stone is a Delaware corporation with its principal place of business in Lafayette, Louisiana.

                               FACTUAL BACKGROUND

The Merger Agreement

         15. On April 23, 2006, Stone entered into a transaction with a company called Plains Exploration & Production Company ("Plains"), pursuant to which Plains would acquire Stone in an all-stock transaction (the "Plains Agreement"). Pursuant to the Plains Agreement, Stone committed itself to pay Plains a break-up fee of $43.5 million in the event it terminated the Plains Agreement due to a superior acquisition proposal.

         16. On June 15, 2006, EPL submitted a formal offer to acquire Stone for $52 (in cash and stock) for each share of Stone stock. Stone's board of directors determined that EPL's offer was a superior acquisition proposal, and terminated the Plains Agreement in order to pursue a merger with EPL.

         17. These discussions led to the Merger Agreement, which was entered into by EPL and Stone on June 22, 2006.

         18. Thereafter, on August 25, 2006, EPL announced that it had set August 28, 2006 as the record date to determine the stockholders entitled to vote at the meeting at which EPL stockholders will vote whether to approve the Merger Agreement.

The ATS Tender Offer

         19. On August 28, 2006, ATS publicly announced its intention to commence the ATS Tender Offer, which is conditioned on the termination of the Merger Agreement. The ATS Tender Offer commenced on August 31, 2006. Under the terms of the ATS Tender Offer, ATS has offered to acquire all of the outstanding shares of EPL stock at $23.00 per share in cash, representing a 25% premium over the market price for EPL's shares as of the close of trading on the New York Stock Exchange on August 25, 2006.

         20. Under the terms of the ATS Tender Offer, in certain circumstances, if Plaintiff obtains a final, non-appealable judgment on the merits invalidating certain unlawful provisions in the Merger Agreement, Plaintiff will pay additional consideration to EPL stockholders. Specifically, if the Termination Damages Fee (defined below) is invalidated, Plaintiff will pay an additional $0.50 per share in cash. If the Plains Termination Fee (defined below) is invalidated, Plaintiff will also pay an additional $0.50 per share in cash. Thus, if both of these unlawful provisions are invalidated, Plaintiff will pay an additional $1.00 per share in cash - for a total of $24.00 per share - to EPL stockholders whose shares have been accepted for payment in connection with the ATS Tender Offer.

         21. If Plaintiff obtains any such judgment that is not final, EPL stockholders whose shares have been accepted for payment in connection with the ATS Tender Offer will be granted a non-transferable contractual right to receive the amounts specified above if and when the judgment becomes final and non-appealable.

The Unlawful Termination Fee Provisions in the Merger Agreement

         22. As explained further below, in order to force EPL stockholders to vote in favor of the Merger Agreement, EPL and Stone agreed to unprecedented and per se invalid contract provisions that require EPL to pay a penalty worth approximately 10% of EPL's market capitalization on June 22, 2006, if the Merger Agreement is terminated or voted down by EPL stockholders in deference to a higher-valued offer, such as the ATS Tender Offer.

         23. Pursuant to the Merger Agreement, EPL agreed to make a payment to Stone of $43.5 million to pay the break-up fee Stone owed to Plains (the "Plains Termination Fee"). (Merger Agreement ss. 7.23) On June 22, 2006, the date EPL and Stone entered into the Merger Agreement, EPL paid Plains $43.5 million on behalf of Stone. (Energy/Stone Form S-4 Registration Statement of July 21, 2006 ("Form S-4"), at 68)

         24. As stated by EPL, Stone has committed to reimburse EPL for the Plains Termination Fee in only "limited circumstances" (Form S-4, at 70) - i.e., if Stone is in material breach of the Merger Agreement, or in certain situations in which Stone's board of directors or stockholders take action, resulting in the termination of the Merger Agreement.

         25. Thus, EPL will forfeit the $43.5 million Plains Termination Fee if EPL's board changes its recommendation about the Merger Agreement, or if the EPL stockholders fail to approve the Merger Agreement, thereby enabling EPL to pursue a more favorable third-party proposal, such as the ATS Tender Offer.

         26. In addition to the Plains Termination Fee, Sections 10.2(g) and (h) of the Merger Agreement provide that EPL must pay Stone a fee of $25.6 million if EPL's board of directors withdraws or changes its recommendation in favor of the Merger Agreement, or if EPL's stockholders do not approve the merger in response to a third-party proposal, such as the ATS Tender Offer, and EPL thereafter enters into such a transaction within a specified time period (the "Termination Damages Fee").

         27. Both the Plains Termination Fee and the Termination Damages Fee constitute funds that will be paid by EPL or Stone under certain situations if the Merger Agreement is terminated. As set forth in Section 10.2 of the Merger Agreement, payment made by EPL pursuant to these provisions "shall constitute full settlement of any and all liabilities of [EPL] for damages under this Agreement in respect of a termination of this Agreement." Thus, the parties to the Merger Agreement considered the Plains Termination Fee and the Termination Damages Fee to be liquidated damages provisions.

         28. Considered separately, the Plains Termination Fee and the Termination Damages Fee each constitutes an excessive and invalid penalty. On June 22, 2006, EPL's market capitalization was approximately $690,950,987. Therefore, the Plains Termination Fee and the Termination Damages Fee represent approximately 3.7% and 6.3%, respectively, of EPL's value on the date EPL entered into the Merger Agreement.

         29. Combined, the Plains Termination Fee and the Termination Damages Fee amount to $69.1 million, or a penalty of approximately 10% of EPL's market capitalization as of the close of trading on the New York Stock Exchange on June 22, 2006, the date EPL and Stone entered into the Merger Agreement.

         30. These grossly excessive damages provisions are improperly coercive, because they are designed to dissuade EPL stockholders from considering more valuable alternative proposals, such as the ATS Tender Offer, and to coerce EPL stockholders to vote in favor of the Merger Agreement.

         31. These damages provisions are also preventing stockholders from receiving an even more lucrative offer for their EPL shares. As described above, the ATS Tender Offer includes an additional contingent payment of $0.50 per share if either the Termination Damages Fee or the Plains Termination Fee is invalidated. Thus, if one of these unlawful provisions is invalidated, Plaintiff will pay an additional $0.50 per share in cash, for a total of $23.50 per share. If both provisions are invalidated, Plaintiff will pay an additional $1.00 per share in cash, for a total of $24.00 per share. By agreeing to these damages provisions - which amount to approximately 10% of EPL's value - EPL has potentially deprived EPL's stockholders of the opportunity to receive additional consideration per share in an acquisition by Plaintiff.

         32. These damages provisions are per se invalid, amount to improper penalties, and were agreed to by the Individual Defendants in breach of their fiduciary duties. As a result, they should be declared void under both Delaware law and public policy.

The Unlawful Non-Impairment Provision in the Merger Agreement

         33. In addition to the unlawful termination fee provisions described above, the EPL board of directors also agreed to a provision in the Merger Agreement that may be interpreted to prohibit EPL from taking any action that could impair the consummation of the Merger Agreement (the "Non-Impairment Clause"). Pursuant to Section 6.2 of the Merger Agreement, EPL cannot, without Stone's written consent:

               knowingly take, or agree to commit to take, any action that would or would reasonably be expected to result in the failure of a condition [to consummation of the merger] ... or THAT WOULD REASONABLY BE EXPECTED TO MATERIALLY IMPAIR THE ABILITY OF [STONE, EPL, THE EPL MERGER SUBSIDIARY] OR THE HOLDERS OF [STONE] COMMON SHARES TO CONSUMMATE THE MERGER in accordance with the terms hereof or materially delay such consummation[.]

(Merger Agreement ss. 6.2(e) (emphasis added))

         34. In Section 7.13(b) of the Merger Agreement, EPL has agreed to commit to a stockholder vote on the Merger Agreement, whether or not the EPL board of directors determines to withdraw or change its recommendation in favor of the Merger Agreement. To this end, EPL has agreed to "take all steps reasonably necessary to call, give notice of, convene and hold a special or annual meeting of its stockholders" for the purpose of securing EPL stockholder approval of the Merger Agreement. (Merger Agreement ss. 7.13(b)) EPL also has agreed to distribute a proxy to its stockholders, solicit proxies in favor of the Merger Agreement, and "cooperate and consult" with Stone with respect to each of these matters. (Id.)

         35. The Non-Impairment Clause is so broadly drafted that it may be interpreted as to prevent the EPL board from even informing itself (through discussions, the exchange of confidential information or otherwise) about a potential or actual third-party offer, such as the ATS Tender Offer. Indeed, Stone has interpreted the Non-Impairment Clause to operate this way. Similarly, under Stone's construction of the Non-Impairment Clause, the EPL board's ability to change or withdraw its recommendation under Section 7.13(b) may be restricted, because doing so might "reasonably be expected to materially impair the ability of [Stone] . . . to consummate" the Merger Agreement.

         36. Stone's interpretation of the Non-Impairment Clause renders it per se invalid under Delaware law and public policy, because the EPL board cannot lawfully agree to abandon its fiduciary duties to EPL stockholders in the manner described above. In addition, Stone's construction of the Non-Impairment Clause is unlawful because it impermissibly restricts the EPL board's ability to inform itself and facilitate proposed combinations with EPL, such as the ATS Offer. As a result, the Non-Impairment Clause (as construed by Stone) is designed to deprive the EPL stockholders of information concerning such proposed combinations and of the independent recommendation of the EPL board of directors. The intended, and likely effect of the Non-Impairment Clause (as construed by Stone) is therefore to limit the ability of EPL stockholders to make an informed decision with respect to the ATS Tender Offer and the Merger Agreement. Like the unlawful termination provisions, the Non-Impairment Clause (as construed by Stone) thus coerces EPL stockholders to vote in favor of the Merger Agreement.

The Unlawful Bylaw Provision

         37. Under Section 228 of the DGCL, stockholders have the right to act immediately by majority written consent. This statutory right may be modified or eliminated only by a company's certificate of incorporation. Bylaws that purport to abrogate the exercise of this right are invalid.

         38. EPL's certificate of incorporation does not contain any modification or restriction on the ability of EPL stockholders to act by written consent.

         39. However, Section 2.9 of EPL's bylaws purports to impose a supermajority requirement on any actions taken by written consent. Specifically,
Section 2.9 provides in pertinent part that:

               Any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of shares of capital stock HAVING NOT LESS THAN THE GREATER OF (i) the minimum number of votes that would be necessary to authorize or take the action at a meeting at which the holders of all shares entitled to be voted thereon were present and voted or (ii) 85% OF THE TOTAL NUMBER OF VOTES OF THE THEN OUTSTANDING SHARES OF CAPITAL STOCK OF THE CORPORATION ENTITLED TO VOTE, and delivered to the Corporation in accordance with Section 228(a) of the DGCL.

(Bylaws ss. 2.9 (emphasis added))

         40. This bylaw abrogates the EPL stockholders' statutory right to act by majority written consent, and is therefore invalid.

         41. On July 21, 2006, EPL and Stone filed the Form S-4 recommending their respective stockholders to vote in favor of the merger. The Form S-4 includes a comparison of stockholder rights of EPL and Stone before and after the merger. The comparison contains a false and misleading statement about the ability of EPL stockholders to act by majority written consent, noting incorrectly that EPL stockholders may act by written consent only "if the greater of (i) the number of stockholders necessary to authorize the action or
(ii) 85% of the total outstanding shares consent in writing." (Form S-4, at 123)

         42. ATS intends to solicit consents for the removal of EPL's directors and the election of new directors. Misleading statements in public filings about the EPL's stockholders' right to act by written consent are likely to cause confusion among EPL's stockholders.

Irreparable Harm

         43. Defendants' improper conduct will irreparably harm EPL stockholders by preventing them from receiving a more lucrative offer for their EPL stock. Moreover, Defendants' false and misleading statements regarding the ability of the stockholders to act on written consent, and the onerous and unlawful termination fee provisions in the Merger Agreement challenged herein, will unduly impede the EPL stockholders' ability to fairly evaluate the ATS Tender Offer and coerce the EPL stockholders into voting in favor of the Merger Agreement. The actions of Defendants constitute a breach of fiduciary duty owed to EPL stockholders. The resulting injury to Plaintiff and other EPL stockholders is not compensable in monetary damages and, therefore, Plaintiff has no adequate remedy at law.

             COUNT I: UNLAWFUL AND PER SE INVALID MERGER PROVISIONS

         44. Plaintiff repeats and realleges each of the foregoing allegations as if fully set forth herein.

         45. Defendants have entered into a Merger Agreement that contains provisions that violate Delaware law and public policy.

         46. The Plains Termination Fee and the Termination Damages Fee collectively require EPL to pay Stone an amount that equals approximately 10% of EPL's market capitalization as of June 22, 2006 (if the EPL/Stone merger is not consummated due to a third-party proposal to acquire EPL, such as the ATS Tender Offer).

         47. Section 10.2 of the Merger Agreement states that these excessive payments "shall constitute FULL SETTLEMENT OF ANY AND ALL LIABILITIES OF [EPL] FOR DAMAGES under this agreement in respect of a termination of this Agreement." (Emphasis added).

         48. Considered separately or combined, the Plains Termination Fee and the Termination Damages Fee are unlawful, unconscionable, and punitive liquidated damages provisions, and are designed to coerce stockholders into voting in favor of the Merger Agreement, and to preclude more lucrative offers for their shares.

         49. As a result, these provisions should be declared invalid and unenforceable under both Delaware law and public policy.

         50. In addition, the Non-Impairment Clause, as construed by Stone, prohibits the EPL board from informing itself about potential or actual third-party offers, including the ATS Tender Offer. The Non-Impairment Clause, as construed by Stone, also appears to restrict the EPL board's ability to change or withdraw its recommendation to stockholders regarding the Merger Agreement.

         51. As such, the Non-Impairment Clause is per se invalid because the EPL board cannot lawfully agree to restrict the exercise of its fiduciary duties in the manner described above.

         52. Moreover, the Non-Impairment Clause (as construed by Stone) also unlawfully deprives the EPL stockholders of information concerning proposed combinations with third parties and of the independent recommendation of the EPL board of directors, and coerces stockholders into voting in favor of the Merger Agreement.

         53. Accordingly, the Non-Impairment Clause (as construed by Stone) should be declared invalid and unenforceable under both Delaware law and public policy.

         54. Plaintiff has no adequate remedy at law.

                    COUNT II: VIOLATION OF 8 Del. C. ss. 228

         55. Plaintiffs repeat and reallege each of the foregoing allegations as if fully set forth herein.

         56. Under 8 Del. C. ss. 228, shareholders of Delaware companies may validly take corporate action through written consents signed by a majority of the outstanding voting shares. This default statutory right may only be modified by the certificate of incorporation.

         57. EPL's certificate of incorporation does not place any restriction on this default statutory right. However, Section 2.9 of EPL's bylaws contains an invalid provision purporting to restrict the right of EPL stockholders to act by written consent. Specifically, Section 2.9 of EPL's bylaws attempt to impermissibly modify the default statutory standard by imposing a supermajority requirement on the ability of EPL stockholders to act by written consent.

         58. Section 2.9 is therefore invalid, and does not change the default standard under 8 Del. C. ss. 228 that permits stockholders to act by majority written consent.

         59. Section 2.9 should be declared invalid and unenforceable by the Court.

         60. Plaintiff has no adequate remedy at law.

                       COUNT III: BREACH OF FIDUCIARY DUTY

         61. Plaintiff repeats and realleges each of the foregoing allegations as if fully set forth herein.

         62. By virtue of their positions as directors of EPL, the Individual Defendants owe fiduciary duties of care, loyalty and good faith to EPL and its stockholders. This requires the Individual Defendants to, among other things, conduct the affairs of EPL with due care; base material decisions on adequate information and deliberation; not put self- interests and personal considerations, or any personal considerations, ahead of the interests of EPL's stockholders; to act in good faith (by, among other things, not violating any laws or consciously and intentionally disregarding duties); and to communicate with stockholders with forthrightness and candor.

         63. The Individual Defendants' decision, on behalf of EPL, to enter into a Merger Agreement containing unlawful termination fee and other lock-up provisions is a violation of their fiduciary duties. In particular, the Plains Termination Fee and the Termination Damages Fee are unlawful and unreasonable termination fees that are designed to coerce stockholders into voting in favor of the Merger Agreement, and to preclude more lucrative offers for their shares. The Non-Impairment Clause, as construed by Stone, is an impermissible restriction of the EPL board's ability to exercise its fiduciary duties, and is designed to prevent the EPL stockholders from making informed decisions concerning the Merger Agreement and the ATS Tender Offer and to coerce them into voting in favor of the Merger Agreement.

         64. By engaging in the foregoing conduct, the Individual Defendants have breached their fiduciary duties by, among other things, failing to act in the interest of EPL's stockholders.

         65. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties, and violate Delaware law and public policy, to the detriment of EPL and its stockholders, including ATS.

         66. Plaintiff has no adequate remedy at law.

             COUNT IV: BREACH OF FIDUCIARY DUTY (Duty of Disclosure)

         67. Plaintiffs repeat and reallege each of the foregoing allegations as if fully set forth herein.

         68. As explained above, by virtue of their positions as directors of EPL, the Individual Defendants owe fiduciary duties of care, loyalty and good faith to EPL and its stockholders. Subsumed within these duties is the duty of disclosure, which requires the Individual Defendants to communicate with EPL stockholders with complete forthrightness and candor.

         69. The Individual Defendants have made a number of false and misleading disclosures in violation of their duty of disclosure. In particular, the Individual Defendants have made materially false and misleading statements regarding the ability of EPL stockholders to act by written consent, which serve to confuse and mislead EPL stockholders.

         70. Plaintiffs have no adequate remedy at law. COUNT V: AIDING AND ABETTING BREACH OF FIDUCIARY DUTY

         71. Plaintiff repeats and realleges each of the foregoing allegations as if fully set forth herein.

         72. The Individual Defendants have breached their fiduciary duties to EPL and its stockholders.

         73. Stone has aided and abetted the Individual Defendants in their breaches of fiduciary duty. As a direct participant in the Merger Agreement, Stone was aware of the Individual Defendants' breaches of fiduciary duty, and in fact actively and knowingly encouraged and participated in said breaches in order to obtain the substantial financial benefits that the Merger Agreement would provide it at the expense of EPL's stockholders.

         74. Plaintiff has no adequate remedy at law.

                               REQUEST FOR RELIEF

         WHEREFORE, Plaintiff respectfully requests that this Court:

         A. Declare and decree that the unlawful damages provisions (i.e., the Plains Termination Fee and the Termination Breakup Fee) are unlawful and invalid, null and void, and of no further effect;

         B. Temporarily, preliminarily and permanently enjoin EPL, Stone, and their respective employees, agents and all persons acting on their behalf from taking further steps or any actions with respect to the unlawful damages provisions (i.e., the Plains Termination Fee and the Termination Breakup Fee) or any other unlawful provisions of the Merger Agreement;

         C. Require Stone to return the $43.5 million Plains Termination Fee to EPL upon invalidation of the provisions in the Merger Agreement concerning the Plains Termination Fee, or in the event the Merger Agreement is terminated or rejected by EPL stockholders;

         D. Declare and decree that the unlawful damages provisions were approved in breach of the fiduciary duties of the Individual Defendants and that each of these provisions is unlawful and invalid, null and void, and of no further effect;

         E. Declare and decree that Section 6.2(e) of the Merger Agreement, as construed by Stone, is unlawful and invalid, null and void, and of no further effect;

         F. Declare and decree that Section 6.2(e) of the Merger Agreement, as construed by Stone was approved in breach of the fiduciary duties of the Individual Defendants and that each of these provisions is unlawful and invalid, null and void, and of no further effect;

         G. Declare and decree that the Merger Agreement does not prohibit EPL from soliciting, initiating or encouraging from any person any inquiry, offer or proposal that is reasonably likely to lead to a merger, consolidation or other type of acquisition of EPL, including discussing with third parties unsolicited acquisition proposals;

         H. Declare and decree that EPL's bylaw purporting to impose a supermajority voting requirement on the EPL stockholders' statutory right to act by written majority consent is unlawful and invalid, null and void, and of no further effect;

         I. Temporarily, preliminarily and permanently enjoin EPL from convening and holding a special meeting for its stockholders for the purpose of obtaining their approval of the Merger Agreement (if full and fair information is not provided to stockholders, and the unlawful termination fee provisions and bylaw are not invalidated), in part on the grounds that Defendants' actions have prevented EPL stockholders from making a fully informed decision about whether to accept or reject the Merger Agreement;

         J. Temporarily, preliminarily and permanently enjoin Stone and its employees, agents and all persons acting on its behalf, from aiding and abetting the Individual Defendants' breach of their fiduciary duties to EPL and its stockholders, including with respect to the unlawful termination fee and non-impairment provisions in the Merger Agreement;

         K. Grant such other and further relief as the Court may deem just and proper, including the costs and disbursements of this action and reasonable attorneys' fees.

Dated: September 11, 2006

                                            /s/ Edward P. Welch
                                            ------------------------------------
                                            Edward P. Welch (I.D. No. 671)
                                            Edward B. Micheletti (I.D. No. 3794)
                                            SKADDEN, ARPS, SLATE,
                                              MEAGHER & FLOM LLP
                                            One Rodney Square
                                            P.O. Box 636
                                            Wilmington, Delaware 19899-0636
                                            (302) 651-3000

                                            Attorneys for Plaintiff ATS, Inc.

OF THE NEW YORK BAR:

      Jay B. Kasner
      Scott D. Musoff
      SKADDEN, ARPS, SLATE,
        MEAGHER & FLOM LLP Four Times Square
      New York, NY 10036
      (212) 735-3000